

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Herbert Ying Chiu Lee
Director and Chief Executive Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide, SA 5000, Australia

      Re: Integrated Media Technology Ltd
          Form 20-F for the Year Ended December 31, 2018
          Filed May 15, 2019
          File No. 001-38018

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Telecommunications